UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                     Cosine Communications, Inc.
                          (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                             221222102
                           (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  221222102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VII, LP
            Tax Identification No.  41-1029018

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,720,459
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,720,459
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,720,459

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA






                                  13G

CUSIP NO.  221222102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VII, LLP
            Tax Identification No. 41-1929020

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,720,459
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,720,459
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,720,459

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             PA



                                   13G

CUSIP NO.  221222102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Promod Haque
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,720,459
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,720,459
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,720,459

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


CUSIP NO.  221222102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,720,459
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,720,459
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,720,459

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  221222102


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,720,459
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,720,459
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,720,459

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             IN


                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


Item 1(a)  Name of Issuer:

           Cosine Communications, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3200 Bridge Parkway
           Redwood City, CA  94065

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VII, LP
           2.  Itasca VC Partners VII, LLP
           3.  Promod Haque
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VII, LP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           2.  Itasca VC Partners VII, LLP
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

           3.  Promod Haque
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 205
               Palo Alto, CA  94301

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 205
               Palo Alto, CA  94301

           5.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VII, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VII, LP is a Minnesota limited partnership. Itasca VC Partners VII, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VII, LP. Promod Haque and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca VC Partners VII, LLP.

Item 2(c)  Citizenship:

           1. Norwest Venture Partners VII, LP: Minnesota limited partnership
           2. Itasca VC Partners VII, LLP: Minnesota limited liability partnership
           3.  Promod Haque:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           221222102

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VII, LP ("NVP VII"): At June 30, 2001, NVP VII owned of record 2,720,459 shares of common stock. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date. NVP VII has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca VC Partners VII, LLP ("Itasca VII"): At June 30, 2001, Itasca VII was deemed to own indirectly 2,720,459 shares of common stock by virtue of its status as the general partner of NVP VII. This amount represented less than 5% of the Issuer's total shares of common stock outstanding at that date.

(3) Promod Haque: At June 30, 2001, Promod Haque was deemed to own 2,720,459 shares of common stock by virtue of his position as a managing general partner of Itasca VII, the general partner of NVP VII. This amount represented less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(4) George J. Still, Jr.: At June 30, 2001, George J. Still, Jr. was deemed to own 2,720,459 shares of common stock by virtue of his position as a managing general partner of Itasca VII, the general partner of NVP VII. This amount represented less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

(5) John P. Whaley: At June 30, 2001, John P. Whaley was deemed to own 2,720,459 shares of common stock by virtue of his position as the managing administrative partner of Itasca VII and NVP VII. This amount represented less than 5% of the Issuer's total number of shares of common stock outstanding at that date.

Each person filing this statement disclaims beneficial ownership of any shares included in this Schedule 13G that are shown as held by any other filing person, and the filing of this Schedule 13G shall not be construed as an admission that such filing person is the beneficial owner of any other shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, and 16.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 25, 2001

NORWEST VENTURE PARTNERS VII, LP

By ITASCA VC PARTNERS VII, LLP, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner